UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TELEFÓNICA, S.A.

(Name of Issuer)

Ordinary Shares, nominal value 1.00 euro per share

(Title of Class of Securities)

879382208*

(CUSIP Number)

Sociedad Estatal de Participaciones Industriales

C/Velázquez, 134

28006, Madrid, Spain

Attn: Javier Morales Abad

Secretary of the Board of Directors and Chief Legal Officer

Tel: 0034 91 396 11 06

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	879382208*

1	NAME OF REPORTING PERSON: Sociedad Estatal de Participaciones Industriales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 289,502,340 Shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 289,502,340 Shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 289,502,340 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.034%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Item 1. Security and Issuer

The classes of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the Ordinary Shares, nominal value 1.00 euro per share (the “Shares”) of Telefónica, S.A., a sociedad anónima incorporated under the laws of Spain (“Telefónica” or the “Issuer”).

Telefónica has its principal offices at Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain.

Item 2. Identity and Background

This Schedule 13D is being filed by Sociedad Estatal de Participaciones Industriales, a Spanish State-owned industrial holding entity incorporated under the laws of Spain (“SEPI” or the “Reporting Person”). SEPI’s purpose is to make investments on behalf of the Spanish government with the goal of making profitable investments while advancing the public interest. Among others, SEPI invests in companies in the fields of energy, defense and technology, postal services, transportation, broadcasting and news, agriculture and environmental activities and the promotion of entrepreneurship. SEPI is also responsible for the management of a fund for the economic recovery of strategic companies that was established by the Spanish government under the Temporary Framework authorized by the European Commission in order to address economic crises stemming from the COVID-19 pandemic.

The business address of SEPI is C/Velázquez, 134 28006 Madrid, Spain.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of SEPI is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference in its entirety.

During the past five years, neither SEPI and, to the knowledge of SEPI, none of its directors and executive officers set forth in Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 15, 2024, SEPI announced the acquisition of Shares in an amount that would cause it to exceed 5% of the Issuer’s outstanding Shares as of such date. The settlement of this acquisition of Shares was completed on April 17, 2024. SEPI acquired the Shares reported in this Schedule 13D in order to carry out the order of the Spanish government dated December 19, 2023 to purchase up to 10% of Shares of the Issuer, subject to compliance with applicable Spanish reporting obligations and Spanish regulations requiring that such purchases be implemented while minimizing the impact on the trading price of the Shares, with a view to promoting stability in the Issuer’s shareholder base and safeguarding its strategic capabilities. Telefónica is a leading telecommunications company in Spain and internationally whose activities the Spanish government considers to be of crucial importance to the economy, productivity, research activities, security, defense and public interest of Spain.

SEPI purchased the Shares reported in this Schedule 13D at an average price of €3.9185. These purchases were funded from capital contributions made to SEPI by the Spanish public treasury.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The review, discussions, actions or steps SEPI may take at a future time in respect of the Issuer may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below. In particular, SEPI intends to acquire from time to time additional Shares that, together with the Shares reported in this Schedule 13D, may in the aggregate represent up to a maximum of 10% of Telefónica’s total Shares outstanding. However, there can be no assurance that such additional purchases of Shares will be made.

To the extent SEPI’s holdings of the Issuer’s total Shares outstanding increase in the future, up to the maximum 10% threshold specified above, SEPI may have the right at a future time to have its ownership represented within the Issuer’s board of directors. In that case, SEPI would consider exercising such right in accordance with applicable law, including Spanish corporate law and corporate governance standards.

Except to the extent set forth above, or in any other Item hereof, neither SEPI, nor any of the other persons set forth in Schedule A hereto, has any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a) The acquisition or disposition by any person of additional securities of Telefónica;

(b) An extraordinary corporate transaction involving Telefónica or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c) A sale or transfer of a material amount of assets of Telefónica or any of its subsidiaries;

(d) Any change in the present board of directors or management of Telefónica, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Telefónica;

(f) Any other material change in Telefónica’s business or corporate structure;

(g) Changes in Telefónica’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Telefónica by any person;

(h) Causing a class of securities of Telefónica to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Telefónica becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of April 15, 2024, Telefónica had 5,750,458,145 Shares outstanding. SEPI beneficially owned 289,502,340 Shares, representing approximately 5.0% (rounded off to the nearest tenth from 5.034%%) of the total outstanding Shares, as of such date.

Except for Israel Arroyo Martínez, director of SEPI, who beneficially owns 379 Shares, representing approximately 0% of the total outstanding Shares as of April 15, 2024, to the knowledge of SEPI, the persons set forth in Schedule A hereto do not beneficially own any Shares.

(b) SEPI may be deemed to have sole voting and dispositive power with respect to an aggregate of 289,502,340 Shares that it directly owns. The responses of SEPI to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference. To the knowledge of SEPI, none of the persons set forth in Schedule A may be deemed to have sole voting and dispositive power with respect to any Shares.

(c) Except as described in this Schedule 13D, there have been no transactions in Shares or any securities directly or indirectly convertible into or exchangeable for Shares, by SEPI, or to the knowledge of SEPI, by any of the persons set forth in Schedule A hereto, since the date that is 60 days prior to the date of this Schedule 13D.

(d) No person is known to SEPI to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by SEPI.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Except as described in this Schedule 13D, neither SEPI, nor to its knowledge, any of the persons set forth in Schedule A hereto, has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Telefónica.

Item 7. Material to be Filed as Exhibit

None

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2024

Sociedad Estatal de Participaciones Industriales

/s/ Javier Morales Abad
Name:	Javier Morales Abad
Title:	Secretary of the Board of Directors and Chief Legal Officer

Schedule A

Directors and Executive Officers of SEPI

The following table sets forth the name, present principal occupation or employment (and business address) and nationality of each director and executive officer of SEPI.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality
María Belén Gualda González	Chairwoman of SEPI C/Velázquez, 134 28006 Madrid, Spain	Spain
Bartolomé Lora Toro	Vice chairman of SEPI C/Velázquez, 134 28006 Madrid, Spain	Spain
María Amparo Valcarce García	State Secretary of Defence C/Velázquez, 134 28006 Madrid, Spain	Spain
Jesús Gascón Catalán	State Secretary of Finance C/Velázquez, 134 28006 Madrid, Spain	Spain
Sara Aagesen Muñoz	State Secretary of Energy C/Velázquez, 134 28006 Madrid, Spain	Spain
Israel Arroyo Martínez	State Secretary of Economics, Trade and Enterprise C/Velázquez, 134 28006 Madrid, Spain	Spain
Lidia Sánchez Milán	Deputy Secretary of Finance C/Velázquez, 134 28006 Madrid, Spain	Spain
Jesús Manuel Gómez García	Deputy Secretary of Transports and Sustainable Mobility C/Velázquez, 134 28006 Madrid, Spain	Spain
José Ramón del Prado Cortés	Deputy Secretary of Employment and Social Economy C/Velázquez, 134 28006 Madrid, Spain	Spain
Rebeca Mariola Torró Soler	State Secretary of Industry C/Velázquez, 134 28006 Madrid, Spain	Spain
Ernesto Abati García-Manso	Deputy Secretary of Agriculture, Fishing and Food C/Velázquez, 134 28006 Madrid, Spain	Spain
Alberto Herrera Rodríguez	Deputy Secretary of Presidency, Justice and Relations with the Parliament C/Velázquez, 134 28006 Madrid, Spain	Spain
Amparo López Senovilla	Deputy Secretary of Economics, Trade and Enterprise C/Velázquez, 134 28006 Madrid, Spain	Spain
Juan Tejedor Carnero	General Director of State´s Assets C/Velázquez, 134 28006 Madrid, Spain	Spain
Carlos Moreno Medina	Chief of First Vice President of the Government and Ministry of Finance Cabinet C/Velázquez, 134 28006 Madrid, Spain	Spain

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality
María Belén Gualda González	Chairwoman of SEPI C/Velázquez, 134 28006 Madrid, Spain	Spain
Bartolomé Lora Toro	Vice chairman of SEPI C/Velázquez, 134 28006 Madrid, Spain	Spain